Exhibit 99.1

For Immediate Release

RRsat Reports Revenues of $32.5 Million for the Second Quarter 2014;
Up 10.2% Year-Over-Year

Management Reiterates Full-Year Revenue Guidance

Airport City Business Park, Israel – August 5, 2014 – RRsat Global Communications Network Ltd. (NASDAQ: RRST), a leading provider of digital media services including content management and global distribution services to the broadcasting industry, announced today financial results for the second quarter ended June 30, 2014.

Second Quarter Highlights

•	Revenues of $32.5 million, up 10.2% year-over-year

•	Content Management and Distribution Services revenue of $29.7 million, up 10.3% year-over-year despite the seasonality in sport and live events leading to a relatively slow quarter

•	Gross margin of 21.2%, down from 24.9% in Q2 2013 due to lower utilization of satellite capacity available on the company’s global network

•	Gross margin from Content Management and Distribution Services of 22.2%

•	Non-GAAP net income of $0.06 per share, compared to $0.11 per share for the second quarter of 2013

•	GAAP net income of $0.04 per share, down from $0.10 in Q2 2013

•	Board declared a cash dividend of $0.02 per share, an aggregate amount of approximately $338,000, representing a dividend yield of 1%

(In Thousands)	Q2 2014			Q2 2013
	Content Mgmt. & Distribution Services	MSS	Total	Content Mgmt. & Distribution Services	MSS	Total
Revenues	$29,665	$2,832	$32,497	$26,899	$2,587	$29,486
Gross Profit	$6,572	$323	$6,895	$6,786	$564	$7,350
Gross margin	22.2%	11.4%	21.2%	25.2%	21.8%	24.9%

“RRsat delivered a quarter of double-digit growth, demonstrating that our strategy of expanding our service capabilities and placing talent close to our customers is driving incremental growth,” commented Avi Cohen, CEO of RRsat. “RRsat is growing at better than the industry growth rate, a trend we believe we can maintain. We continue to move up-stream, targeting upper tier content owners and capturing a larger share of their outsourced digital content management and distribution business. Content owners increasingly seek to reach viewers in new ways, particularly online, due to growing demand for rich, interactive, and anytime/anywhere/any-screen entertainment. This trend closely aligns with our expertise. Our Global Media Services Platform offers our customers a global single point of contact for handling any media, preparing it and delivering it to any screen, anywhere in the world, in any form of video consumption, from linear TV to video-on-demand, streaming, pay-per-view and TV-Everywhere. We expect this trend for converged, hybrid, end-to-end service solutions to continue and remain a key growth driver for RRsat.”

Gross and operating margins in the quarter were impacted by an increase in the satellite capacity managed on the company’s global network. During the quarter, RRsat acquired additional capacity to serve new customers coming online in the third and fourth quarters and also expanded the Company’s fiber infrastructure to support sports and other live events, including the upcoming 2014-2015 National Football League season. In addition, as part of the effort to upgrade the customer mix, RRsat terminated several contracts with customers due to continued business issues with them. These terminations had a small impact on revenue but temporarily created unutilized capacity on the network. Revenue from new customers and the contribution from sports contracts, including the NFL, is expected to offset the added costs in the third quarter, resulting in improvement of both gross and operating margins and over time returning to RRsat’s historical margins and further improving it in the longer term.

“This short-term situation is a result of investing in anticipation of revenue growth that in turn will reduce the level of unused satellite capacity and bring margins back to recent levels,” added Shmulik Koren, RRsat’s Chief Financial Officer. “Although new business opportunities require us to add network resources, we have returned some unused capacity to our partners, and continue to add new customers on the existing infrastructure. As a result, we are improving the capacity utilization on our network, increasing margins going forward.”

Quarterly Dividend

In accordance with the Company’s dividend policy, the Board of Directors declared a cash dividend in the amount of $0.02 per ordinary share and in the aggregate amount of approximately $338,000, representing 50% of RRsat’s net income for the second quarter of 2014. The dividend is payable on September 3rd, 2014 to all of the Company's shareholders of record at the end of the trading day on the NASDAQ on August 18th, 2014.

Second Quarter 2014 Financial Results

Revenues: Second quarter 2014 revenues were $32.5 million up 10.2% from $29.5 million in the second quarter of 2013 and down 1.2% from $32.9 million in the first quarter of 2014. Content Management and Distribution Services revenue, excluding non-core revenue from MSS, was $29.7 million, up 10.3% from $26.9 million in the second quarter last year.

Gross profit: Second quarter 2014 gross profit and gross margin were $6.9 million and 21.2% respectively, compared to $7.4 million and 24.9%, respectively, for the second quarter of 2013. Content Management and Distribution Services gross margin was 22.2%, compared to 25.2% last year. The decreased gross margin in the second quarter was primarily due to short-term lower capacity utilization which negatively impacted RRsat’s gross margin.

Non-GAAP operating income & operating margin, was $1.3 million and 4.0% respectively during the second quarter of 2014, compared to $2.5 million and 8.6% respectively in the second quarter of 2013. The decrease in operating margin is primarily due to the lower capacity utilization.

Inclusive of the capacity utilization issue, non-GAAP net income for the second quarter was $1 million, compared to $1.9 million in the second quarter of 2013. Non-GAAP net income per share on a fully diluted basis was $0.06 for the second quarter of 2014, compared to $0.11 in second quarter last year.

GAAP net income for the second quarter of 2014 was $675,000, compared to $1.7 million in the second quarter of 2013. GAAP net income per share on a fully diluted basis was $0.04 for the second quarter of 2014 compared to $0.10 in the second quarter of 2013.

Adjusted EBITDA for the second quarter of 2014 was $3.6 million compared to $4.6 million in the second quarter of 2013.

Backlog to be delivered in the next 12 months decreased to $89 million, up from $88 million in the year-ago period and down from $94 million in the first quarter of 2014. This decrease is partially due to terminating some contracts as part of the effort to upgrade the customer mix.

Cash, cash equivalents and marketable securities as of June 30, 2014 totaled $22.4 million compared with $24.2 million as of December 31, 2013.

Year-To-Date Financial Results

Revenues for the six months ended June 30, 2014 were $65.4 million, up 11.3% compared to $58.7 million for the six months ended June 30, 2013. Content Management and Distribution Services revenue, excluding non-core revenue from MSS, was $59.7 million, up 12% from $53.5 million in last year.

Gross profit for the six months ended June 30, 2014 was $14.9 million compared to $14.4 million for the six months ended June 30, 2013. Gross margin was 22.8% compared to 24.5% in 2013.

Non-GAAP operating income, excluding non-cash stock based compensation, amortization of acquisition-related intangibles, acquisition related expenses and amortization of acquisition related prepaid compensation expenses, but inclusive of foreign currency impact and increased investment in sales and marketing, was $4.1 million for the six months compared to $5.1 million for the six months ended June 30, 2013. Non-GAAP operating margin for the six months was 6.3% versus 8.7% in 2013.

GAAP operating income was $3.5 million compared to $4.7 million in 2013. GAAP operating margin was 5.4% compared to 8.0% in 2013.

Non-GAAP net income, inclusive of the foreign currency impact and increased sales and marketing investments described above, was $3.2 million compared to $3.8 million in 2013. Non-GAAP net income per share on a fully diluted basis was $0.18 compared to $0.22 in 2013.

GAAP net income was $2.5 million compared to $3.3 million in 2013. GAAP net income per share on a fully diluted basis was $0.14 compared to $0.19 in 2013.

Adjusted EBITDA, inclusive of the foreign currency impact and the capacity utilization impact in the first half of 2014, was $8.6 million, compared with $9.3 million in 2013.

Full Year 2014 Guidance

The Company today reiterated its full year 2014 guidance. Management expects total revenues to be in the range of $129 million to $134 million representing 6.2% to 10% year-over-year growth.

Management believes that annual revenue guidance is more appropriate than quarterly estimates since the Company is growing relatively quickly in content management and live sports and events, which, to a large extent, are not part of the Company’s long-term 24/7 contracted services and have some level of seasonality.  Management continues to expect some level of variation in mix from quarter to quarter leading to some fluctuations in revenues and gross margin between quarters.

Conference Call Information

The Company will conduct a conference call today, August 5, 2014 at 9 a.m. ET (4 p.m. Israel time). On the call, Mr. Avi Cohen, Chief Executive Officer and Mr. Shmulik Koren, Chief Financial Officer will review and discuss the results and will be available to answer investor questions. Details are as follows:

•	Dial-in number from within the United States: 1-877-741-4248

•	Dial-in number from Israel: 1 80 925 8243

•	Dial-in number from the UK: 0 808 101 7162

•	Dial-in number (other international): 1-719-325-4768

•	Playback, available until August 12, 2014 by calling 1-877-870-5176 (United States) or 1-858-384-5517 (international). Please use pin number 2513911 for the replay.

•	A live webcast is accessible at http://public.viavid.com/index.php?id=109901.

About RRsat

RRsat Global Communications Network Ltd. (NASDAQ: RRST) provides global, end-to-end, digital content preparation and management, as well as content distribution services to the rapidly expanding broadcasting industry, covering more than 150 countries. Through its Global Network, composed of satellite, terrestrial fiber optic capacity and the public Internet, RRsat provides high-quality and flexible global content distribution 24 by 7 services to more than 630 channels reaching multiplatform operators, Internet TV and direct-to-home viewers worldwide. In addition, the company offers worldwide content management and distribution services for sports, news and other live events. More than 130 channels use RRsat’s advanced production and playout centers, comprising of comprehensive media asset management services. Visit the company's website www.rrsat.com.

Use of Non-GAAP Financial Measures

In addition to reporting results in accordance with generally accepted accounting principles, or GAAP, RRsat has also included in this press release non-GAAP measurements of net income, operating income, operating margin, fully diluted net income per share and adjusted EBITDA. RRsat believes that these non-GAAP financial measures are principal indicators of the operating and financial performance of its business. We have provided these non-GAAP measurements to help investors better understand our core operating performance and enhance comparisons of core operating performance from period to period.

Non-GAAP financial measures consist of GAAP financial measures adjusted to exclude: non-cash stock based compensation, amortization of acquisition-related intangibles, acquisition-related expenses, amortization of acquisition related prepaid compensation expenses, non-cash income (loss) reflecting changes in the fair value of currency conversion derivatives resulting from the application of FASB ASC Topic 815 and the resulting income tax (increase) decrease of the above items.

Adjusted EBITDA is calculated by adding to operating income, non-cash equity-based compensation charge, depreciation and amortization and amortization of acquisition related prepaid compensation expenses.

Management uses these non-GAAP financial measures to assess its operational performance, for financial and operational decision-making, and as a means to evaluate period-to-period comparisons on a consistent basis. Management believes that these non-GAAP financial measures provide meaningful supplemental information regarding the Company’s performance by excluding certain non-cash expenses that are not directly attributable to its core operating results.

The non-GAAP measurements are intended only as a supplement to the comparable GAAP measurements and the company compensates for the limitations inherent in the use of non-GAAP measurements by using GAAP measures in conjunction with the non-GAAP measurements. As a result, investors should consider these non- GAAP measurements in addition to, and not in substitution for, or as superior to, measurements of financial performance prepared in accordance with GAAP.

The Company expects to continue reporting non-GAAP financial measures, adjusting for the items described above, and the Company expects to continue to incur expenses similar to the non-GAAP adjustments described above. Accordingly, the exclusion of these and other similar items in the presentation of non-GAAP financial measures should not be construed as an inference that these costs are unusual, infrequent or non- recurring. Moreover, because not all companies use identical measures and calculations, the presentation of non-GAAP measurements of net income, operating income, operating margin and fully diluted net income per share and adjusted EBITDA may not be comparable to other similarly titled measures of other companies. These limitations are compensated for by using non-GAAP measures and adjusted EBITDA in conjunction with traditional GAAP financial measures.
Reconciliations of the non-GAAP measures (non-GAAP net income, non-GAAP operating income and adjusted EBITDA) to the most comparable GAAP measures (net income and operating income respectively), are provided in the schedules attached to this release.

Safe Harbor Statement

This press release contains forward looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, including statements regarding (i) guidance for revenue and margins for 2014 or any other future periods; (ii) our expectations and ability to strengthen our offering and capabilities in order to allow us to accelerate our growth; (iii) our expectations to generate higher margins from our sports and events business compared to our other businesses ; (iv) our expectation that our sports and events business will be a major contributor to our growth and that the demand for this type of content will continue to increase globally; (v) our expectation and ability to further improve our margins over time by changing our product mix, coupled with more value-added services and better utilization of our infrastructure; (vi) our ability to continue to experience strong interest in our services, leading to new customer wins for our digital media broadcasting services and to report future successes; (vii) our expectation that our backlog will materialize into revenue on the projected timeline and (viii) our ability to continue to benefit from a strong business model, featuring a notable percentage of recurring revenues, long-term contracts, high renewal rate, a multi-year backlog, and strong free cash flow. These forward- looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about the companies and the industry as of the date of this press release. The company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or to changes in its expectations, except as may be required by law. Forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially from those contemplated by the forward-looking statements, including the risks indicated in our filings with the Securities and Exchange Commission (SEC). For more details, please refer to our SEC filings and the amendments thereto, including our Annual Report on Form 20-F for the year ended December 31, 2013 and our Current Reports on Form 6-K.

Company Contact: Shmulik Koren, CFO Tel: +972 3 928 0777 Email: investors@rrsat.com	Investor Contacts: Hayden/ MS - IR Brett Maas/ Miri Segal-Scharia Tel: 646-536-7331/ 917-607-8654 brett@haydenir.com/ msegal@ms-ir.com

RRsat Global Communications Network Ltd. and its subsidiaries

Interim Condensed Consolidated Statements of Income

In thousands, except share data

	Three months ended		Six months ended
	June 30	June 30	June 30	June 30
	2014	2013	2014	2013
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Revenues	$32,497	$29,486	$65,354	$58,743

Cost of revenues	25,602	22,136	50,424	44,329

Gross profit	6,895	7,350	14,930	14,414

Operating expenses

Sales and marketing	3,279	2,276	6,274	4,530

General and administrative	2,606	2,694	5,137	5,199

Total operating expenses	5,885	4,970	11,411	9,729

Operating income	1,010	2,380	3,519	4,685

Financial income
(expenses), net	(200)	3	(370)	(269)

Income before taxes on
income	810	2,383	3,149	4,416

Income taxes	180	649	795	1,112

Net income	630	1,734	2,354	3,304

Net loss attributable to non- controlling interest	(45)	-	(117)	-
Net income attributable to shareholders	$675	$1,734	$2,471	$3,304

Earnings per ordinary share attributable to shareholders

Basic earnings per share	$0.04	$0.10	$0.14	$0.19

Diluted earnings per share	$0.04	$0.10	$0.14	$0.19
Weighted average number
of shares used to
compute basic earnings per share	17,346,561	17,346,561	17,346,561	17,346,561

Weighted average number
of shares used to
compute diluted earnings
per share	17,675,698	17,637,393	17,739,860	17,617,091

RRsat Global Communications Network Ltd. and its Subsidiaries

Interim Condensed Consolidated Statements of Income

In thousands

	Three months ended June 30		Six months ended June 30
	2014	2013	2014	2013
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Reconciliation of GAAP Income to Non-GAAP Net Income:
GAAP Net income	$675	$1,734	$2,471	$3,304
Adjustments to reconcile GAAP net income
to non-GAAP net income:
Non-cash equity-based compensation charge	180	143	343	280
Amortization of acquisition related intangible	167	55	364	111
Changes in fair value of currency conversion derivatives	9	(27)	50	108
Amortization of acquisition related prepaid
compensation expenses	42	42	84	84
Income tax effect of non-GAAP adjustments	(65)	(26)	(146)	(93)

Non-GAAP net income attributable to shareholders	$1,008	$1,921	$3,166	$3,794

	Three months ended June 30		Six months ended June 30
	2014	2013	2014	2013
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Reconciliation of GAAP Operating Income
to non GAAP operating income:
Operating income	$1,010	$2,380	$3,519	$4, 685
Adjustments to reconcile GAAP operating
income to non-GAAP operating income:
Non-cash equity-based compensation charge	180	143	343	280
Amortization of acquisition related intangible	167	55	364	111
Cost of sales related changes in fair value of
embedded currency conversion derivatives	(86)	(76)	(199)	(76)
Amortization of acquisition related prepaid
compensation expenses	42	42	84	84

	$1,313	$2,544	$4,111	$5,084

RRsat Global Communications Network Ltd. and its subsidiaries

Interim Condensed Consolidated Statements of Income

In thousands

	Three months ended June 30		Six months ended June 30
	2014	2013	2014	2013
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Reconciliation of GAAP Operating Income to adjusted EBITDA:

Operating income	$1,010	$2,380	$3,519	$4,685
Adjustments to reconcile GAAP operating
income to Adjusted EBITDA:
Non-cash equity-based compensation charge	180	143	343	280
Depreciation and amortization	2,464	2,142	4,889	4,294
Cost of sales related changes in fair value of
embedded currency conversion derivatives	(86)	(76)	(199)	(76)
Amortization of acquisition related prepaid
compensation expenses	42	42	84	84

Adjusted EBITDA	$3,610	$4,631	$8,636	$9,267

RRsat Global Communications Network Ltd. and its subsidiaries

Interim Condensed Consolidated Statements of Income (non – GAAP results)

 In thousands, except share data

	Three months ended		Six months ended
	June 30	June 30	June 30	June 30
	2014	2013	2014	2013
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Revenues	$32,497	$29,486	$65,354	$58,743

Cost of revenues	25,669	22,201	50,596	44,386

Gross profit	6,828	7,285	14,758	14,357

Operating expenses

Sales and marketing	3,050	2,159	5,785	4,295

General and administrative	2,465	2,582	4,862	4,978

Total operating expenses	5,515	4,741	10,647	9,273

Operating income	1,313	2,544	4,111	5,084

Financial income
(expenses), net	(105)	52	(121)	(85)

Income before taxes on
income	1,208	2,596	3,990	4,999

Income taxes	245	675	941	1,205

Net income	963	1,921	3,049	3,794

Net loss attributable to non- controlling interest	(45)	-	(117)	-
Net income attributable to shareholders	$1,008	$1,921	$3,166	$3,794

Earnings per ordinary share attributable to shareholders

Basic earnings per share	$0.06	$0.11	$0.18	$0.22

Diluted earnings per share	$0.06	$0.11	$0.18	$0.22
Weighted average number
of shares used to
compute basic earnings per share	17,346,561	17,346,561	17,346,561	17,346,561

Weighted average number
of shares used to
compute diluted earnings
per share	17,675,698	17,637,393	17,739,860	17,617,091

RRsat Global Communications Network Ltd and its subsidiaries

Interim Condensed Consolidated Balance Sheets

In thousands, except share data

	June 30	December 31
	2014	2013
	(unaudited)	(audited)
Current assets
Cash and cash equivalents	$12,698	$14,165
Marketable securities and short term investments	9,731	9,998
Accounts receivable:

Trade,(net of provision for doubtful accounts of
$6,551 and $6,938 as of June 30, 2014 and December
31, 2013, respectively)	23,491	20,731
Other	2,954	2,163
Deferred taxes	2,200	2,095
Prepaid expenses	3,197	2,868

Total current assets	54,271	52,020

Long-term prepaid expenses	2,320	3,045
Long-term land lease prepaid expenses	7,440	7,469
Assets held for employee severance payments	2,204	2,120
Fixed assets, net	45,903	46,444
Goodwill	11,880	11,277
Intangible assets, at cost, less accumulated amortization	6,362	6,203

Total long term assets	76,109	76,558
Total assets	$130,380	$128,578

RRsat Global Communications Network Ltd. and its subsidiaries

Interim Condensed Consolidated Balance Sheets (cont’d)

	June 30	December 31
	2014	2013
	(unaudited)	(audited)
Liabilities and shareholders’ equity

Current liabilities
Account payable:
Trade	$18,435	$17,181
Other	4,970	4,815
Deferred income	5,650	6,037

Total current liabilities	29,055	28,033

Long-term liabilities
Deferred income	8,816	9,076
Liability in respect of employee severance payments	2,254	2,854
Contingent consideration in respect of acquisition	3,980	3,820
Deferred taxes	4,512	4,312

Total long-term liabilities	19,562	20,062

Total liabilities	48,617	48,095

Shareholders’ equity
Share capital
Ordinary share NIS 0.01 par value each (27,000,000 authorized as of June 30, 2014 and December 31, 2013. 17,346,561 shares
issued and fully paid as of June 30, 2014, and December 31, 2013)	40	40
Additional paid in capital	54,222	53,879
Retained earnings	26,286	25,723
Accumulated other comprehensive income	1,332	841

Total shareholders’ equity	81,880	80,483

Non – controlling interest	(117)	-

Total equity	81,763	80,483

Total liabilities and equity	$130,380	$128,578

RRsat Global Communications Network Ltd. and its subsidiaries

Interim Condensed Consolidated Statements of Cash Flows

 In thousands

	Three months ended June 30		Six months ended June 30
	2014	2013	2014	2013
	(unaudited)	(unaudited)	(unaudited)	(unaudited)

Net income	$630	$1,734	$2,354	$3,304

Adjustments required to reconcile net income to net cash provided by operating activities	3,097	2,836	5,372	5,570

Changes in assets and liabilities	(1,494)	3,817	(3,499)	1,868

Net cash provided by operating activities	2,233	8,387	4,227	10,742

Cash flows from investing activities	(2,652)	(3,170)	(3,813)	(3,097)

Cash flows from financing activities	(1,908)	(2,775)	(1,908)	(2,775)

Translation adjustment on cash and cash equivalents	21	-	27	-

Increase (decrease) in cash and cash
Equivalents	(2,306)	2,442	(1,467)	4,870

Balance of cash and cash equivalents at beginning of period	15,004	14,561	14,165	12,133

Balance of cash and cash equivalents at end of period	$12,698	$17,003	$12,698	$17,003